UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2026

Commission file number: 001-43362

Gix Internet LTD.

(Translation of registrant’s name into English)

2 Jabotinsky St, Atrium Tower, 18th floor

Ramat Gan, Israel 5252903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on October 30, 2026, titled “Gix Internet: deliverz.ai Granted Patent in South Korea, Expanding International Navigation IP Protection.”

The first five paragraphs of the press release attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1 are incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-299612), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release titled: “Gix Internet: deliverz.ai Granted Patent in South Korea, Expanding International Navigation IP Protection”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gix Internet Ltd.
(Registrant)

Date: October 30, 2026	By:	/s/ Amihay Hadad
	Name:	Amihay Hadad
	Title:	Chief Financial Officer